Exhibit 99.1
EnCana files 2008 year-end disclosure documents
CALGARY, Alberta (February 20, 2009) — EnCana Corporation (TSX, NYSE: ECA) today filed its audited Consolidated Financial Statements for the year ended December 31, 2008 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. EnCana has also filed its Annual Information Form for the year ended December 31, 2008, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. EnCana has also filed its Form 40-F with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F), or the company’s website, www.encana.com, or by e-mailing investor.relations@encana.com. Copies of EnCana’s audited Consolidated Financial Statements are available upon request free of charge.
EnCana Corporation
With an enterprise value of approximately $40 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website, www.encana.com.

FOR FURTHER INFORMATION:
Investor contact:
EnCana Corporate Communications
Paul Gagne
Vice-President, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

Media contact:
Carol Howes
Advisor, Media Relations
(403) 645-4799